Exhibit 99.1

Sky-mobi Limited Announces First Quarter 2016 Unaudited Financial Results

Conference Call to be Held at 8:00 AM U.S. Eastern Time on May 24, 2016

HANGZHOU, China, May 24, 2016 (GLOBE NEWSWIRE) -- Sky-mobi Limited ("Sky-mobi" or the "Company") (Nasdaq: MOBI), a mobile application platform and game publisher in China, today announced its unaudited financial results for the first quarter ended March 31, 2016.

First Quarter 2016 Highlights

  Total revenue was RMB83.7 million (US$13.0 million) in the first quarter of 2016, compared to RMB233.0 million during the same period last year and RMB98.1 million in the fourth quarter of 2015.

  Revenue from the smartphone business was RMB81.7 million (US$12.7 million) in the first quarter of 2016, or 97.6% of total revenue, compared to RMB219.3 million, or 94.1% of total revenue during the same period last year.

Mr. Michael Tao Song, chairman and chief executive officer of Sky-mobi, commented, “I am pleased to report our second straight quarter of profitability at the operating level and higher gross margins despite the continued challenging business environment we find ourselves in. Total revenue during the quarter continued to be impacted by even tighter control measures on payment transactions implemented by the mobile carriers in the weeks surrounding China’s annual consumer rights day on March 15, 2016. These even stricter control measures negatively impacted our topline during the quarter and more than offset our revenue strength during the Chinese New Year holidays. While we continued to implement cost control measures across our business to improve operating efficiency and flexibility in this challenging environment, we increased our cost base this quarter to motivate, attract and retain employees. With added focus from our employees, we continued to implement our game publishing strategy by concentrating on publishing a fewer number of high-quality foreign casual games in the highly competitive mobile gaming market. With the situation expected to remain unchanged throughout the year and possibly in the years ahead, we will continue to manage our business in a careful, cautious and focused manner going forward.”

Mr. Fischer Xiaodong Chen, chief financial officer of Sky-mobi, added, “We continued to fine tune our game publishing business towards high-quality foreign casual games in an effort to chart a course through what we originally believed would be a temporary tightening of policies by the three mobile carriers. Our gross margin increased as a result of our largely feature phone related multiplayer games and feature phone business, which generally have higher margins, and accounted for a larger proportion of total revenue on a sequential basis. Our near term gross margin expansion was aided primarily by strength in feature phone games as our feature phone business’s billing and payment efficiency was less affected by the control measures than our smartphone business was during the quarter. In the long term, we will continue to be more critically dependent on the development of our smartphone business as feature phones continue to be phased out of the mobile phone market.”

First Quarter 2016 Financial Results

Total Revenue

Total revenue was RMB83.7 million (US$13.0 million), compared to RMB98.1 million in the previous quarter and RMB233.0 million during the same period last year. The sequential decrease was primarily a result of (1) the three mobile carriers’ continued tightening of security policies governing payment transactions, and (2) tighter control measures on payment transactions implemented by the three mobile carriers during the weeks surrounding China’s annual consumer rights day on March 15, 2016.

Revenue from the smartphone business was RMB81.7 million (US$12.7 million), or 97.6% of total revenue, compared to RMB96.6 million in the previous quarter, or 98.5% of total revenue, and RMB219.3 million during the same period last year, or 94.1% of total revenue. The decreases were primarily due to the continued tightening of payment security policies by the three mobile carriers.

Revenue can be further broken down into three categories: “revenue from single-player games”, “revenue from multiplayer games” and “other revenue”.

Revenue from single-player games was RMB67.6 million (US$10.5 million), compared to RMB79.1 million in the previous quarter and RMB194.9 million during the same period last year. ARPU1 for single-player games was RMB11.3, compared to RMB10.3 in the previous quarter as the decline in the paying user base was faster than the reduction in revenue from single-player games.

Revenue from multiplayer games was RMB13.0 million (US$2.0 million), compared to RMB12.7 million in the previous quarter and RMB22.8 million during the same period last year. ARPU for multiplayer games was RMB147.6, compared to RMB173.6 in the previous quarter as the decline in paying user base was slower than the reduction in revenue from multiplayer games.

Other revenue was RMB3.2 million (US$0.5 million), compared to RMB6.4 million in the previous quarter and RMB15.3 million during the same period last year.

Cost of Revenue and Gross Profit

Total cost of revenue was RMB61.9 million (US$9.6 million), compared to RMB74.7 million in the previous quarter and RMB185.3 million during the same period last year.

The discussion and analysis below focuses on non-IFRS cost of revenue, which the Company believes more accurately reflects its operating performance than the IFRS cost of revenue.

Total non-IFRS cost of revenue was RMB61.8 million (US$9.6 million), compared to RMB74.8 million in the previous quarter and RMB184.9 million during the same period last year. Non-IFRS cost of revenue was composed of non-IFRS cost associated with payments to industry participants and non-IFRS direct cost as further discussed below.

Non-IFRS cost associated with payments to industry participants was RMB58.9 million (US$9.1 million), compared to RMB72.9 million in the previous quarter and RMB178.8 million during the same period last year. The decreases were primarily due to decreased payment channel costs, which was in line with the decrease in the Company's total revenue.

Non-IFRS direct cost was RMB2.8 million (US$0.4 million), compared to RMB1.9 million in the previous quarter and RMB6.1 million during the same period last year. Non-IFRS direct cost included salaries and benefits, depreciation, office expenses and utilities directly related to our operations. The sequential increase in non-IFRS direct cost was due to increased costs and salaries associated with motivating, attracting and retaining employees.

Non-IFRS gross profit was RMB21.9 million (US$3.4 million), compared to RMB23.3 million in the previous quarter and RMB48.1 million during the same period last year. Non-IFRS gross margin was 26.2%, compared to 23.8% in the previous quarter and 20.6% during the same period last year. The sequential increase in non-IFRS gross margin was primarily due to the largely feature phone related multiplayer games and feature phone business, which generally have higher margins, accounting for a higher proportion of total revenue.

__________________________

1 “ARPU” stands for average revenue per paying user.

Operating Expenses and Profit/Loss from Operations

Total operating expenses, primarily consisting of employee salaries and benefits, training expenses, travel, entertainment and office related expenses, were RMB19.7 million (US$3.1 million), compared to RMB18.6 million in the previous quarter and RMB40.6 million during the same period last year. The sequential increase in operating expenses was primarily due to increased employee compensation in the first quarter of 2016.

Total non-IFRS operating expenses were RMB16.9 million (US$2.6 million), compared to RMB17.5 million in the previous quarter and RMB35.2 million during the same period last year.

Profit from operations was RMB2.1 million (US$0.3 million), compared to RMB4.9 million in the previous quarter and RMB7.2 million during the same period last year. Despite decreased revenue, the Company remains profitable at the operating level with higher gross margins.

Non-IFRS profit from operations was RMB5.0 million (US$0.8 million), compared to RMB5.8 million in the previous quarter and RMB12.9 million during the same period last year.

Net Profit

In the first quarter of 2016, there was no gain from disposal of associates, compared to RMB9.0 million in the previous quarter and nil during the same period last year. Share of results of associates was a loss of RMB0.9 million (US$0.1million), compared to profit of RMB2.2 million in the previous quarter and RMB4.7 million during the same period last year.

Net profit was RMB3.5 million (US$0.5 million), compared to RMB21.6 million in the previous quarter and RMB14.2 million during the same period last year. Basic and diluted earnings per common share were RMB0.01 (US$0.002) and RMB0.01 (US$0.002), respectively, which represents the equivalent of RMB0.12 (US$0.02) and RMB0.12 (US$0.02) per ADS, respectively.

Non-IFRS net profit was RMB6.4 million (US$1.0 million), compared to RMB22.6 million in the previous quarter and RMB20.0 million during the same period last year. Non-IFRS basic and diluted earnings per common share were RMB0.03 (US$0.004) and RMB0.03 (US$0.004), respectively, which represents the equivalent of RMB0.23 (US$0.04) and RMB0.23 (US$0.04) per ADS, respectively.

The weighted average number of ADSs used to calculate basic and diluted earnings per ADS for the first quarter of 2016 was 28,188,634 and 28,188,634, respectively.

Common Shares

Sky-mobi had approximately 225.0 million common shares outstanding as of March 31, 2016, or the equivalent of approximately 28.1 million ADSs outstanding.

Other Operating Data

	For the three months ended
	December 31, 2015	March 31, 2016
Maopao Platform
Average MAU[2] (in thousands)	36,722	28,652

Single-player games
Average ARPU (RMB)	10.3	11.3

Multiplayer games
Average ARPU (RMB)	173.6	147.6

Share Repurchase

The Company entered into a share purchase agreement to repurchase from its shareholders, Sequoia Capital China Partners Fund II, L.P., Sequoia Capital China Principals Fund II, L.P. and Sequoia Capital China II, L.P., an aggregate of 1,308,781 ADSs, each representing eight common shares of par value US$0.00005 per share of the Company, at a purchase price of US$2.00 per ADS (the "Share Repurchase Transaction"). The Share Repurchase Transaction was closed in May 2016. The Share Repurchase Transaction is not part of the share repurchase program announced in May 2014.

Extension of Share Repurchase Program

The Company also announced today that its board of directors has authorized (i) the extension of its existing repurchase program under which the Company may repurchase up to US$20 million (the “Aggregate Repurchase Amount”) of its ADSs to May 25, 2017, and (ii) the reduction of the Aggregate Repurchase Amount to US$10 million. The Company expects to purchase shares on the open market, in privately negotiated transactions or otherwise in compliance with all the conditions of Rule 10b-18 and Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, at times and in such amounts as the Company deems appropriate. The share repurchase program does not obligate the Company to acquire any particular number of ADSs and may be suspended, terminated or extended at any time at the Company’s discretion without prior notice.

Business Outlook

Beginning in the second quarter of 2015, China’s three mobile carriers (China Mobile, China Unicom and China Telecom) implemented various measures designed to enhance security of their payment systems. These measures include suspending certain billing and payment channels and introducing additional mandatory payment verification steps to the payment process. These measures continue to discourage mobile subscribers from purchasing content from mobile application providers including Sky-mobi, resulting in revenue loss for the Company. With these measures expected to continue in the medium-to-long-term, the Company expects China's overall mobile gaming industry, and in particular, its Android casual gaming segment, to continue to be negatively impacted in the near term and potentially in the next few years.

__________________________

2 “MAU” stands for monthly active users. It refers to the number of users that visit Maopao Platform in a particular month, adjusted to eliminate double-counting of the same user. Average MAUs for a particular period is the average of the MAUs during that period.

The Company is assessing and will continue to assess the impact of these measures implemented by the three mobile carriers and their implication on its business.

Conference Call and Webcast

The Company will hold a conference call on Tuesday, May 24, 2016 at 8:00 am Eastern Time, or 8:00 pm Beijing Time, to discuss the financial results. Participants may access the call by dialing the following numbers:

United States: +1-845-675-0438

International Toll Free: +1-855-500-8701

China Domestic: 400-1200654

Hong Kong: +852 3018-6776

Conference ID: # 18548107

The replay will be accessible through May 31, 2016 by dialing the following numbers:

United States Toll Free: +1- 855-452-5696

International: +61 2 90034211

Conference ID: # 18548107

A live and archived webcast of the conference call will be available on the Company's investor relation website at http://ir.mopo.com.

About Non-IFRS Financial Measures

To supplement its consolidated financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, Sky-mobi uses several non-IFRS financial measures defined below. The Company believes management and investors benefit from non-IFRS financial measures in assessing the Company's performance and prospects. Specifically, the Company believes that non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of the Company's operating performance.

The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with IFRS. A limitation of using non-IFRS cost of revenue, gross profit, operating expenses, profit/loss from operations, net profit/loss and net profit/loss per share is that these non-IFRS measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense. Management provides specific information regarding the IFRS amounts excluded from each non-IFRS measure. For more information on these non-IFRS financial measures, please see the tables containing reconciliations of non-IFRS financial measures to comparable IFRS measures in this release.

Definitions of Non-IFRS Measures

Non-IFRS cost of revenue is defined as cost of revenue excluding share-based compensation expenses.

Non-IFRS gross profit is defined as revenue less non-IFRS cost of revenue.

Non-IFRS operating expenses are defined as operating expenses excluding share-based compensation expenses.

Non-IFRS profit from operations is defined as Non-IFRS gross profit less non-IFRS operating expenses.

Non-IFRS net profit is defined as non-IFRS profit from operations plus/minus other gains or losses, impairment loss on investments in associates, loss on disposal of subsidiary, share of results of associates and gain on disposal of an associate, less income tax.

Non-IFRS basic and diluted earnings per common share/ADS are defined as non-IFRS net profit attributable to owners of the Company divided by weighted average outstanding shares/ADSs during the period.

Exchange Rate

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.4480 to US$1.00, the exchange rate at March 31, 2016 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "may," "will," "believes," "expects," "anticipates," "intends," "estimates," "plans," "continues" or other similar expressions, the negative of these terms, or other comparable terminology. Such statements, including statements relating to the Company's business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Sky-mobi Limited

Sky-mobi Limited is a mobile application platform and game publisher in China. The Company works with handset companies to pre-install its Maopao App Store and other Maopao applications on handsets and with content providers to provide users with applications and content titles. Users of Maopao App Store can browse, download and enjoy a range of applications and content, such as single-player games, mobile music and books on various mobile handsets with different hardware and operating system configurations. The Company also publishes domestic and foreign game titles through its own Maopao App Store platform and third party platforms. The Company's mobile social network community in China, the Maopao Community, offers mobile social games as well as applications and content with social networking functions to its registered users. The Company is based in Hangzhou, China. For more information, please visit: www.sky-mobi.com.

FINANCIAL TABLES FOLLOW

Sky-mobi Limited

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income (IFRS)

	For the three months ended
	March 31,	December 31,	March 31,	March 31,
	2015	2015	2016	2016
In thousands	(RMB)	(RMB)	(RMB)	(US$)
(Except for share and per share data)

Revenue	233,008	98,129	83,652	12,973
Cost of revenue	(185,254)	(74,681)	(61,850)	(9,592)
Gross profit	47,754	23,448	21,802	3,381

Research and development expenses	(12,451)	(4,232)	(4,173)	(647)
Sales and marketing expenses	(13,230)	(3,889)	(3,167)	(491)
General and administrative expenses	(16,103)	(13,444)	(15,119)	(2,345)
Other income, net	1,225	2,996	2,722	422
Total operating expenses	(40,559)	(18,569)	(19,737)	(3,061)
Profit from operations	7,195	4,879	2,065	320

Other gains, net	6,523	7,424	3,356	520
Impairment loss on investments in associates	(2,222)	-	-	-
Share of results of associates	4,690	2,184	(887)	(138)
Gain on disposal of associates	-	8,998	-	-
Loss on disposal of subsidiaries	-	-	(11)	(2)
Profit before tax	16,186	23,485	4,523	700
Income tax expenses	(1,941)	(1,871)	(1,032)	(160)
Profit for the period	14,245	21,614	3,491	540

Total comprehensive profit for the period	14,245	21,614	3,491	540

Profit and total comprehensive income attributable to:
- Owners of the Company	14,669	21,614	3,491	540
- Non-controlling interests	(424)	-	-	-
	14,245	21,614	3,491	540

Earnings per common share
Basic	0.06	0.09	0.01	0.002
Diluted	0.06	0.09	0.01	0.002

Weight average number of ADS
Basic	27,807,989	28,114,639	28,188,634
Diluted	27,874,209	28,130,356	28,188,634

Weight average number of shares
Basic	222,463,910	224,917,110	225,509,070
Diluted	222,993,672	225,042,848	225,509,070

Unaudited Reconciliations of non-IFRS financial measures
to comparable IFRS financial measures

	For the three months ended
	March 31,	December 31,	March 31,	March 31,
	2015	2015	2016	2016
In thousands	(RMB)	(RMB)	(RMB)	(US$)
(Except for share and per share data)

IFRS cost of revenue	(185,254)	(74,681)	(61,850)	(9,592)
Less: share-based compensation expenses	336	(133)	98	15
Non-IFRS cost of revenue	(184,918)	(74,814)	(61,752)	(9,577)

IFRS gross profit	47,754	23,448	21,802	3,381
Add: share-based compensation expenses	336	(133)	98	15
Non-IFRS gross profit	48,090	23,315	21,900	3,396

Total IFRS operating expenses	(40,559)	(18,569)	(19,737)	(3,061)
Less: share-based compensation expenses	5,402	1,084	2,788	432
Total non-IFRS operating expenses	(35,157)	(17,485)	(16,949)	(2,629)

IFRS profit from operations	7,195	4,879	2,065	320
Add: share-based compensation expenses	5,738	951	2,886	447
Non-IFRS profit from operations	12,933	5,830	4,951	767

IFRS net profit for the period	14,245	21,614	3,491	540
Add: share-based compensation expenses	5,738	951	2,886	447
Non-IFRS net profit for the period	19,983	22,565	6,377	987

Non-IFRS earnings per common share
Basic	0.09	0.10	0.03	0.004
Diluted	0.09	0.10	0.03	0.004

Weight average number of shares
Basic	222,463,910	224,917,110	225,509,070
Diluted	222,993,672	225,042,848	225,509,070

Sky-mobi Limited

Unaudited Consolidated Statements of Financial Position (IFRS)

	As of	As of	As of
	December 31,	March 31,	March 31,
	2015	2016	2016
In thousands	(RMB)	(RMB)	(US$)

ASSETS
Current assets
Cash and cash equivalents	337,952	88,439	13,716
Term deposits	150,000	115,904	17,975
Investment at fair value through profit or loss	100,979	384,667	59,657
Trade and other receivables	111,956	107,216	16,628
Amounts due from related parties	4,304	1,130	175
Total current assets	705,191	697,356	108,151

Non-current assets
Property and equipment	5,374	4,740	735
Investments in associates	89,378	77,223	11,976
Investments in funds	12,987	12,922	2,004
Available-for-sale investments	22,722	22,722	3,524
Held for sale assets	-	10,924	1,694
Other non-current assets	1,273	1,378	214
Deferred tax assets	1,489	1,489	231
Total non-current assets	133,223	131,398	20,378

Total assets	838,414	828,754	128,529

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	161,397	146,718	22,754
Income tax liabilities	9,874	9,904	1,536
Amounts due to related parties	4,742	5,716	887
Deferred revenue	3,080	2,974	461
Total current liabilities	179,093	165,312	25,638

Total liabilities	179,093	165,312	25,638

Equity
Share capital	82	83	13
Treasury Stock	-	(1)	-
Share premium	614,563	613,289	95,113
Reserves	149,617	151,523	23,499
Deficit	(104,941)	(101,452)	(15,734)
Equity attributable to owners of the Company	659,321	663,442	102,891
Total equity	659,321	663,442	102,891

Total equity and liabilities	838,414	828,754	128,529

For investor and media inquiries please contact:

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@ChristensenIR.com